China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

March 28, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Attn.: Ms. Jennifer Gowetski (Senior Counsel)

Dear Ms. Gowetski:

RE:	China Metro-Rural Holdings Limited
Registration Statement on Form F-3
Staff’s comment letter of March 4, 2013
File No. 333-184774

We, China Metro-Rural Holdings Limited (the “Registrant”) have reviewed your letter dated March 4, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-captioned registration statement (the “Registration Statement”). Capitalized terms used herein without definition have the meanings given them in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed herewith. Enclosed herewith is a courtesy copy of Amendment No. 1, which has been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

General

1.	We note your response to comment 1 in our letter dated December 18, 2012. Based on the information provided, we cannot agree that the shares being registered constitute a valid secondary offering. We would not object if you revise your registration statement to comply with the requirements set forth in I.B.5. of Form F-3.

Response

We acknowledge the Staff’s comment and have reduced the number of shares of being offered for sale pursuant to the prospectus from 61,499,028 to 8,361,005 to comply with the requirements of General Instructions I.B.5. of Form F-3. We have also amended the Registration Statement to provide the calculation required by General Instruction I.B.5. on the outside front cover of the prospectus as follows:

As of March 25, 2013, the aggregate market value of our outstanding ordinary shares held by non-affiliates was $30,350,450.57 based on 73,543,782 shares of outstanding ordinary shares, of which 25,083,017 shares were held by non-affiliates, and a per share price of $1.21 which was the closing sale price of our ordinary shares as quoted on the NYSE MKT on March 25, 2013. We have not sold any securities pursuant to General Instruction I.B.5. of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Request for acceleration of effectiveness

At the same time as the filing of Amendment No. 1, we have submitted a request for acceleration of effectiveness of the Registration Statement, requesting such Registration Statement be declared effective at 10:00 a.m. Eastern Standard Time on April 4, 2013, or as soon thereafter as is practicable.

Filing fees

We paid $7,885.16 in connection with registering 61,499,028 ordinary shares pursuant to our initial filing of this Registration Statement on November 6, 2012. No further filing fee is due or payable by us in connection with the reduced registration of 8,361,005 ordinary shares pursuant to our filing today of Amendment No. 1 to the Registration Statement. We respectfully request that the amount of previously paid filing fee be carried forward to off-set any filing fee due under our future Registration Statements.

Calculation of our public float

Our public float is calculated as follows:

Number of Shares
Ordinary shares currently outstanding	73,543,782
minus
Ordinary shares held by affiliates
Held by Kind United Holdings	37,338,104
Michael Ho	5,222,661
Zhong Ying Limited	5,900,000

48,460,765

equals
Size of our public float	25,083,017

One-third of size of our public float	8,361,005

Please contact Gerard S. DiFiore of Reed Smith LLP at (212) 549-0396 with any questions you may have concerning this response.

* * * * *

Sincerely,

/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer and Chairman
China Metro-Rural Holdings Limited

cc:	Gerard S. DiFiore, Esq.
Reed Smith LLP